Exhibit 4.44

English Translation for Reference Only

Purchase Contract

The Seller: China Sunergy (Nanjing) Co., Ltd.	Contract No.:

Date of Signing: March 26, 2013

The Buyer: CEEG (Nanjing) Semiconductor Materials Co., Ltd. Place of Signing: Nanjing

The Contract terms are entered into by both parties upon amicable consultation and in accordance with the Contract Law of the People's Republic of China, and shall be jointly observed and performed by both parties.

1.   Goods and Prices

		Specification	Quantity	Unit Price (included 17% value-added tax)	Tax-included
Product Name	Brand	& model	(Piece)	(RMB/Piece)	amount
Poly-wafer		156*156	12,000,000	6	72,000,000
Mono-wafer		156*156	6,250,000	8	50,000,000

Total amount: (in words) RMB One Hundred and Twenty Two Million Only (¥122,000,000)

2.   Package

Package shall meet requirements for long-distance transportation.

3.   Settlement Method and Time Limit

The Buyer shall pay Party A 100% amount of price of goods (RMB 122,000,000 in total) within 30 days after contract signing date, and the Seller shall issue value-added-tax invoice (with tax rate of 17%) at equal amount for the Buyer afterwards.

4.   Delivery of Goods

The Seller shall deliver goods under the Contract to the Buyer before March 30, 2013 after the Contract goes into effect.

The goods shall be delivered to (place) the Seller's warehouse: warehouse of China Sunergy (Nanjing) Co., Ltd. (self pick-up).

5.   Acceptance and Objection against Products

The Buyer shall complete acceptance within 7 days after arrival of goods on site, otherwise, the goods acceptance will be considered to be up to standard. The Buyer shall keep the products with type, model, specification, quality, etc. nonconforming with regulations properly during acceptance, and shall raise written objection against the Seller within 7 days after arrival of goods on site; in case the Buyer fails to raise written objection within the specified time limit, the products delivered will be considered to meet contract agreements.

6.   Confidentiality

The Buyer's employees, agent, representatives, consultant, etc. shall treat the Seller's drawings, technical specifications as well as all the Seller's documents known due to performance of the Contract as the Seller's business secret, and shall not disclose the data as above to any third party without previous written agreement of the Seller; otherwise, the Buyer shall pay double indemnity for the direct or indirect losses to the Seller.

7.   Force Majeure

A party shall give notice to the opposite party in time in case the Contract is prevented from normal performance due to earthquake, flood, insurrection and other force majeure during contract performance, and shall provide evidence issued by government agencies or corresponding department; then both parties may handle contract termination or other related affairs upon consultation.

8.   Agreement against Corruption

Illegal profit provided by the Buyer and its staff on behalf of the Company or privately to the Seller's staff by means of direct or indirect presentation of gift money, valuables, securities or by other disguised means shall be regarded as infringement of the Seller's benefit. The Buyer shall pay double indemnity for the direct or indirect losses to the Seller, and shall bear 20% of total contract amount therewith as default fine for the Seller, but the default fine shall not exceed RMB 500,000 each time; in addition, the Seller is entitled to stop delivery of goods and terminate the Contract.

9.   Settlement of Contract Dispute

All the disputes caused in relation to the Contract shall be settled upon amicable consultation by both parties in the principle mutual understanding and accommodation; otherwise, either party shall appeal to the people's court at corresponding level in the Seller's location.

10.   Miscellaneous

1.   Date of delivery will be postponed accordingly due to the Buyer's overdue payment; the Seller is entitled to terminate the Contract and reserves the right to pursue the Buyer's default liabilities in case of the Buyer's overdue payment more than 15 days.

2.   The Contract goes into effect since the date of signing and stamping by both parties; the Contract shall be made in duplicate with equal legal effect and held by both parties respectively; the Contract shall be stamped with paging seal in case of more than one page.

3.   Both parties agree that the contract terms embody the results of negotiation by both parties in the principle of good faith, and will not constitute any party's standard terms; each party confirms that it has read and understood the contract terms.

4.   Other issues not mentioned herein or new agreement to be reached by both parties during contract performance (if any) shall be subject to written supplementary agreement upon consultation by both parties; the supplementary agreement will go into effect after signing and stamping by both parties and will have equal legal effect with the Contract.

The Buyer	The Seller

Name: CEEG (Nanjing) Semiconductor Materials Co., Ltd.	Name: China Sunergy (Nanjing) Co., Ltd.

/s/ CEEG (Nanjing) Semiconductor Materials Co., Ltd.	/s/ China Sunergy (Nanjing) Co., Ltd.

Address: No.6, Shuige Road, Jiangning Economic & Technological Development Zone, Nanjing	Address:

Legal Representative: Lu Tingxiu	Legal Representative:

Entrusted Agent:	Entrusted Agent:

Tel.:025-52095914	Tel.:

Fax:	Fax:

Deposit Bank:	Deposit Bank:

Account No.:	Account No.: